SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 27th March 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

SIX CONTINENTS PLC

Rejection of Offer for Mitchells & Butlers

27 March 2003

Following a number of expressions of interest from venture capitalists, the Board of Six Continents has received a cash proposal from a financial buyer for Mitchells & Butlers. The proposal values Mitchells & Butlers at £2.8 billion and is subject to due diligence but is not conditional upon the deferment of demerger.

This proposal has been carefully considered by the Board Committee which has been put in place to review all such proposals. A meeting has also taken place with the financial buyer to evaluate the proposal. The Board Committee has advised the Board of Six Continents that, at this time, and at this level in the absence of a comparative market valuation for Mitchells & Butlers as an independent company, the offer is not considered sufficiently attractive and therefore cannot be recommended to shareholders. This recommendation has been accepted and is the unanimous view of the Board of Mitchells & Butlers, the Board of Six Continents and their financial advisers, Cazenove, Merrill Lynch and SSSB.

The Committee believes it is in the shareholders' interests to evaluate all offers in an orderly manner that ensures transparency of process, awareness of alternatives and a full appreciation of the value of Mitchells & Butlers as an independent business with an efficiently structured balance sheet.

As previously announced, a structured finance review is being undertaken as a priority to ensure that shareholders are informed of the probable range of capital that may be returned to them as part of a refinancing exercise.

It is considered that this key information will provide a quoted market value as a fair and reasonable benchmark against which offers may be evaluated and Board recommendations judged.

Enquiries:

Six Continents PLC	020 7409 1919
Roger Carr Senior Non-Executive Director

Finsbury	020 7251 3801
Roland Rudd James Murgatroyd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. BRIDGE
Title:	DEPUTY SECRETARY

Date:	27th March 2003